UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

ALON HOLDINGS BLUE SQUARE - ISRAEL LTD.

(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                 No  ☒

Attached hereto and incorporated by reference herein are the following documents:

1.	Press release entitled "Alon Holdings Blue Square - Israel Announces Midroog Ltd. Rating of "P-1" for Potential Issuance of Commercial Paper in Israel."

2.	An unofficial translation of Midroog's report, and Consent of Rating Agency by Midroog.

Contact:

     Alon Holdings Blue Square-Israel Ltd.

     Ortal Klein

     Corporate Secretary

     Telephone: 972-9-9618504

     Fax: 972-9- 9618636

     Email: ortal.klein@alon-oil.co.il

ALON HOLDINGS BLUE SQUARE-ISRAEL ANNOUNCES MIDROOG LTD. RATING OF "P-1" FOR POTENTIAL ISSUANCE OF COMMERCIAL PAPER IN ISRAEL

ROSH HAAYIN, Israel, May 23, 2012 – Alon Holdings Blue Square-Israel Ltd. (NYSE: BSI) (the "Company") announced today that Midroog Ltd., an Israeli rating agency and a 51% subsidiary of Moody’s ("Midroog"), announced that it had assigned a "P-1" rating to commercial paper of up to NIS 170 million nominal value, which may be issued in the future by the Company.

A translation of Midroog's report provided by Midroog can be found in the SEC internet site at www.sec.gov under the Company's filings.  The official report published by Midroog is in Hebrew.

The Company has not yet made any decision as to the offering of any commercial paper, nor as to the scope, terms or timing of any such offering, nor is there any certainty that such an offering will be made.  A private placement of commercial paper, if made, will be made in Israel only.

The Commercial Paper will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States or to U.S. Persons (as defined in Regulation “S” promulgated under the Securities Act) without registration under the Securities Act or an exemption from the registration requirements of the Securities Act.

This press release shall not be deemed to be an offer to sell or a solicitation of an offer to buy any of the Commercial Paper.

*  *  *

Alon Holdings Blue Square– Israel Ltd. (hereinafter: "Alon Holdings") is the leading retail company is the State of Israel and operates in four reporting segments: In its supermarket segment, through its 100% subsidiary, Mega Retail Ltd., currently operates 215 supermarkets under different formats, each offering a wide range of food products, "Near Food" products and "Non-Food" products at varying levels of service and pricing. In its "Non-Food" segment, Alon Holdings, through its 100% subsidiary Bee Group Retail Ltd., operates specialist outlets in self operation and franchises and offers a wide range of "Non-Food" products as retailer and wholesaler. In the Commercial and Fueling Sites segment, through its 78.38% subsidiary, which is listed on the Tel Aviv stock exchange ("TASE"),Dor Alom Energy in Israel (1988) Ltd. is one of the four largest fuel retail companies in Israel based on the number of petrol stations and a leader in the field of convenience stores.  Dor Alon operates a chain of 198 petrol stations and 200 convenience stores in different formats in Israel. In its Real Estate segment, Alon Holdings, through its TASE traded 78.22% subsidiary Blue Square Real Estate Ltd., owns, leases and develops yield generating commercial properties and projects.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements may include, but are not limited to, plans or projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance.  Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements.  These risks, uncertainties and other factors include, but are not limited to, the following:  establishment of government committees and protest against high cost of living, we are party to legal proceedings including class action lawsuits; our ability to compete effectively against low-priced supermarkets and other competitors; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in the minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation of our store brands due to reports in the media or otherwise; and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission(SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2011.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.  Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

Alon Holdings Blue Square – Israel Ltd.

Commercial Paper

Rating Report ו May 2012

Author:

Liat Kadish, CPA, Team Leader

liatk@midroog.co.il

Contacts:

Sigal Issaschar, Head of Corporate Finance

i.sigal@midroog.co.il

1

Alon Holdings Blue Square Israel Ltd.

Commercial Paper Rating	Rating: P-1	Offering of up to NIS 170 Million

Midroog announces that it is assigning a P-1 rating to commercial papers (hereinafter: "CPs") of up to NIS 170 million, which Alon Holdings Blue Square Israel Ltd. (the "Company" Bond rating and issuer rating – A2/stable) is considering to issue. The CPs will be issued for up to one year and may be renewed for additional periods, subject to the P-1 rating remaining in effect. The rating is assigned subject to the Company's declaration to Midroog that at any given time during the CP period, The Company commits to keep liquid, unencumbered resources to back the CPs in an amount no less than 110% of the total sum of the CPs. These resources will include one or more of the following four: (1) An available and signed credit facility from an Aa-rated banking corporation, effective up to the end of the CP period; (2) a signed and unused facility from one of the two largest credit card companies in Israel to advance due dates on credit cards; (3) liquid deposits in Aa-rated banks in Israel; (4) marketable securities invested in a conservative investment portfolio (rated A and up).

This rating is effective until May 22, 2013 (hereinafter: the “rating period”).

The CP offering by the Company is earmarked for operating liquidity and to diversify sources of financing operations.

This issue report relates to the structure of the issue, based on data submitted to Midroog concerning the structure of the offering up until May 21, 2012. In the event of any changes in the structure of the issue, Midroog shall have the right to reconsider and revise the rating assigned. Only after Midroog receives a copy of all the final documents relating to the issue, including all the documents relating to the bonds issued, will the rating given by Midroog be considered valid.

2

General

Alon Holdings Blue Square Israel Ltd. ("Blue Square" or the "Company") is a public company traded on the Tel Aviv and New York stock exchanges, and is Israel's second largest food retailer. The Company is 77.26% owned by Alon Israel Oil Company Ltd. ("Alon" or the "parent company"), a private holding company operating in the retail and energy sectors in Israel and overseas. Ownership of the parent company is shared by Bielsol Investments Ltd. (53%), a private company jointly owned by David Wiesman and the Biran family, and buyers organizations belonging to kibbutzim (47%). As of 2010, the operations of Blue Square are carried out through four main subsidiaries: Mega Retail (“Mega” – 100% owned), which coordinates the retail food business; BEE Retail Group (“BEE Group” – 100% owned), which handles the non-food retail business, Dor Alon1 (78.38% holding), one of the leading companies in Israel in the marketing and sale of fuel. Blue Square Real Estate2 (78.22%), owns real estate properties, most of which are currently leased for retail activity. Zeev Vurembrand is CEO of the Company, and David Wiesman is chairman of the board of directors.

Key Support Factors

•	Strong business position in the retail sector with emphasis on leading market shares, countrywide spread, strong brands, and very broad business and customer diversification.

•	The food retail sector is characterized by moderate business risk, a relatively stable level of demands and good cash flow predictability.

•	The Company's liquidity level is considerable, relies mostly on a good cash-generating ability from operations over the years, including long-term negative working capital needs. The Company also has a substantial credit card balance reliant on broad and diversified retail activity. The credit card balances are paid off at the beginning of every month, and are therefore not reflected in the balance sheet cut-off date at the end of each quarter.

•	The Company benefits from considerable financial flexibility, largely based on available, non-underwritten credit facilities, marketable and strong holdings in Blue Square Real Estate and Dor Alon. Both Blue Square Real Estate and Dor Alon have a high business and financial position.

______________________

1 Bonds issued by Dor Alon, rated A2 and placed on Watch List with negative implications.

2 Liabilities issued by Blue Square Real Estate rated A1/negative outlook.

3

•	Alon Blue Square Holdings solo and Mega Retail do not have any floating charges or negative liens on their assets.

•	The Company announced its commitment to maintain unencumbered liquid resources, as stated above, to back up no less than 110% of the total sum of CPs up to the maturity date of the CPs.

Key Risk Factors

•	In January 2012, Midroog downgraded the Company's long-term rating (A2/stable outlook). The downgrade was due to an erosion in the Company's results in the face of the growing challenges in the food retail sector and the Company's weaker performance in this sector in 2011, most markedly in the second half of the year. The downturn in the sector results is attributed to increased competition, which was expressed, among other things, in cutting prices and stepping up discounts. These factors led the Company to post negative growth in same-store sales, alongside with the challenges of managing the Mega Bool discount stores. The Company is adopting measures to streamline operations and to present improvements of financial results in 2012.

•	Continued losses in non-food operations through its holding in the BEE Group, caused by the Kfar Hasha’ashuim and Hakol Bedolar chains as well as the assimilation of a new logistic center for the non-food group. We foresee continued losses in this sector in 2012.

•	Current investment needs in fixed assets and in expanding existing branches and business development, coupled with the distribution of a dividend to shareholders is putting pressure on the Company's free cash flow.

•	Slow coverage ratios, mainly due to a fall in operating profitability over the last quarters, with a marked declining trend.

Analysis of the Company's Liquidity

The short-term rating is based on the Company's long-term A2/stable rating and on an analysis of its liquidity. The liquidity analysis is based on an analysis of sources and uses over a one-year period, as described below, and an assessment of the Company's ability to meet its current liabilities, including its ability to meet the requirement to immediately pay back the CPs within seven days, one of the requirements that might be included in the commercial paper the Company will issue. The rating is also based on the Company's commitment to keep earmarked and unencumbered resources to pay back the CP.

4

It is noteworthy that an analysis of sources and uses had been conducted for the Company in conjunction with Mega Retail Ltd. ("Mega") and the BEE Group, both fully-owned subsidiaries. The analysis of sources and uses does not include the consolidation of the financial results of Dor Alon and Blue Square Real Estate.

Assessments of sources for the period:

•	Alon Blue Square Holdings (solo) has cash and marketable securities worth about NIS 65 million as of April 1, 2012.

•	Cash flow before financing but including the operating cash flow. To assess this cash flow, we took into account sensitivity scenarios on the Company's forecast, also based on the weak results in the second half of 2011.

•	The Company has negative working capital. In analyzing liquidity, we took various scenarios into account which assume lower working capital rates than the Company assumptions.

•	Midroog did not take into account ongoing dividends from Dor Alon and Blue Square Real Estate holdings.

•	The Company has a signed, unused credit facility of about NIS 50 million from an Israeli Bank. This facility does not have any financial restrictions or covenants for using it, and is in effect up to May 2013.

•	About 60% of the Company's sales in the food retail sector are purchased through credit cards. These transactions are characterized by a very wide spread of customers. The Company has an agreement with one of the largest credit card companies in Israel. According to the agreement, the Company has a committed facility to advance due dates ("discount") of credit card transactions of up to about NIS 140 million. Under the agreement, a request to move up the due date may be submitted for transactions entered before the date the advance was requested. To evaluate the Company's ability to use this facility in a scenario where the CPs have to be paid back within a span of seven days, the minimum balance of credit cards available for discounting throughout the month was examined.

•	The Company has a monetary balance deposit agreement with Blue Square Real Estate, whereby at any given time depending on Blue Square's needs, Blue Square Real Estate may deposit sums of no more than NIS 200 million with Blue Square. The agreement is effective until July 2013.

5

Assessments of uses during the period:

•	Debt-servicing needs, including repayments on loan principals, based on the Company's amortization schedules.

•	The Company's expected investments during the rating period, subject to the Company's plans and similar to the amounts invested in previous years.

•	A dividend to the Company's shareholders: A dividend payout was assumed, similar to the amounts distributed in the past.

Conclusion

The liquidity model refers to three levels – excellent, good and adequate. Taking into account the Company' long-term rating and an analysis of its liquidity, the Company's liquidity level is excellent. We therefore assigned as P-1 short-term rating.

Outlook

Factors that might lower the rating

•	Downgrade of the Company's issuer rating.

•	Significant negative deviation from Midroog's assessments for projected sources and uses for 2012.

•	Failure to comply the Company' commitment to maintain with unencumbered liquid resources of the type listed above, which are meant to back up 110% of the CPs raised.

Related Reports

Previous rating report – Rating Action Report – January 2012.

Reports published on Midroog's website at www.midroog.co.il.

Date of the report: May 22, 2011

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Obligations Rating Scale

Investment grade	Aaa	Obligations rated Aaa are those that, in Midroog's judgment, are of the highest quality and involve minimal credit risk.
	Aa	Obligations rated Aa are those that, in Midroog's judgment, are of high quality and involve very low credit risk.
	A	Obligations rated A are considered by Midroog to be in the upper-end of the middle rating, and involve low credit risk.
	Baa	Obligations rated Baa are those that, in Midroog's judgment, involve moderate credit risk. They are considered medium grade obligations, and could have certain speculative characteristics.
Speculative Investment	Ba	Obligations rated Ba are those that, in Midroog's judgment, contain speculative elements, and involve a significant degree of credit risk.
	B	Obligations rated B are those that, in Midroog's judgment, are speculative and involve a high credit risk.
	Caa	Obligations rated Caa are those that, in Midroog's judgment, have weak standing and involve a very high credit risk.
	Ca	Obligations rated Ca are very speculative investments, and are likely to be in, or very near to, a situation of insolvency, with some prospect of recovery of principal and interest.
	C	Obligations rated C are assigned the lowest rating, and are generally in a situation of insolvency, with poor prospects of repayment of principal and interest.

Midroog applies numerical modifiers 1, 2 and 3 in each of the rating categories from Aa to Caa. Modifier 1 indicates that the bond ranks in the higher end of the letter-rating category. Modifier 2 indicates that the bonds are in the middle of the letter-rating category; and modifier 3 indicates that the bonds are in the lower end of the letter-rating category.

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Moody's short term ratings describe the ability of issuers to honor short-term financial obligations. Ratings may be assigned to issuers, individual issues and financial instruments. As a rule, short-term obligations are for a period of no more than 13 months, unless indicated otherwise.

Symbol	Definition
Prime – 1	Issuers (or supporting institutions) rated P-1 have a superior ability to repay short-term debt obligations.
Prime – 2	Issuers (or supporting institutions) rated P-2 have a strong ability to repay short-term debt obligations.
Prime – 3	Issuers (or supporting institutions) rated P-3 have an acceptable ability to repay their short-term debt obligations.
Not Prime (N-P)	Issuers rated N-P do not fall within any of the Prime rating categories.

Short- term vs. Long term Ratings

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Report No.: CTR040512170M

Midroog Ltd.., Millennium 17 Ha’Arba'a Street, Tel-Aviv 64739

Tel: 03-6844700, Fax: 03-6855002, www.midroog.co.il

© Copyright 2012, Midroog Ltd. (“Midroog”). All rights reserved.

This document (including the contents thereof) is the property of Midroog and is protected by copyright and other intellectual property laws. There is to be no copying, photocopying, reproduction, modification, distribution, or display of this document for any commercial purpose without the express written consent of Midroog.

All the information contained herein on which Midroog relied was submitted to it by sources it believes to be reliable and accurate. Midroog does not independently check the correctness, completeness, compliance, accuracy or reliability of the information (hereinafter: the "information") submitted to it, and it relies on the information submitted to it by the rated Company for assigning the rating.

The rating is subject to change as a result of changes in the information obtained or for any other reason, and therefore it is recommended to monitor its revision or modification on Midroog's website www.midroog.co.il. The ratings assigned by Midroog express a subjective opinion, and they do not constitute a recommendation to buy or not to buy bonds or other rated instruments. The ratings should not be referred as endorsements of the accuracy of any of the data or opinions, or attempts to independently assess or vouch for the financial condition of any company. The ratings should not be construed as an opinion on the attractiveness of their price or the return of bonds or other rated instruments. Midroog's ratings relate directly only to credit risks and not to any other risk, such as the risk that the market value of the rated debt will drop due to changes in interest rates or due to other factors impacting the capital market. Any other rating or opinion given by Midroog must be considered as an individual element in any investment decision made by the user of the Information contained in this document or by someone on his behalf. Accordingly, any user of the information contained in this document must conduct his own investment feasibility study on the Issuer, guarantor, debenture or other rated document that he intends to hold, buy or sell. Midroog's ratings are not designed to meet the investment needs of any particular investor. The investor should always seek the assistance of a professional for advice on investments, the law, or other professional matters. Midroog hereby declares that the Issuers of bonds or of other rated instruments or in connection with the issue thereof the rating is being assigned, have undertaken, even prior to performing the rating, to render Midroog a payment for valuation and rating services provided by Midroog.

Midroog is a 51% subsidiary of Moody’s. Nevertheless, Midroog's rating process is entirely independent of Moody's and Midroog has its own policies, procedures and independent rating committee; however, its methodologies are based on those of Moody’s.

For further information on the rating procedures of Midroog or of its rating committee, please refer to the relevant pages on Midroog's website.

9

CONSENT OF RATING AGENCY

We consent to the incorporation by reference in the Registration Statement on Forms S-8 (No. 333-149175) of Alon Holdings Blue Square Israel Ltd. (the “Company”) of the reference to our “P-1” rating to commercial paper and of the unofficial translation of our Rating Report dated May 22, 2012, with respect to commercial paper that may be issued by the Company at a sum of up to approximately NIS 170 million, included in this current report on Form 6-K.

/s/ Gil Gazit
Gil Gazit, CEO
Midroog Ltd

Tel-Aviv, Israel,

May 22, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

May 23, 2012	By:	/s/ Ortal Klein, Adv.
Ortal Klein, Adv. Corporate Secretary